THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares [illegible] ings) Limited, you should at once hand this document to the pur[illegible] the bank, stockbroker or other agent through whom the sale or tra[illegible] mission to the purchaser(s) or transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

YEEBO (INTERNATIONAL HOLDINGS) LIMITED

(incorporated in Bermuda with limited liability)

MAJOR TRANSACTION RELATING TO THE PURCHASE OF A LANDED PROPERTY

4 November 2002

CONTENTS

In this circular, the following expressions have the following meanings, unless the content requires otherwise:

"Announcement"	the press announcement dated 17 October 2002 made by the Company relating to the purchase of the Property
"Company"	Yeebo (International Holdings) Limited, a company incorporated in Bermuda, the securities of which are listed on the Stock Exchange
"Completion"	completion of the Sale and Purchase of the Property under the Sale and Purchase Agreement
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administration Region of the PRC
"LCD"	Liquid Crystal Display
"Latest Practicable Date"	1 November 2002, being the latest practicable date for ascertaining certain information for inclusion in this circular
"Leaseback Agreement"	the Tenancy Agreement in respect of the Property to be signed by the Purchaser and the Vendor contemporaneously with Completion, the form of which has been attached as the Appendix to the Tender
"Listing Rules"	Rules governing the Listing of Securities on the Stock Exchange
"MWSL"	Memfus Wong Surveyors Limited, an independent professional property valuer
"PRC"	People's Republic of China
"Property"	Unit A on the Basement, Unit A on the Ground Floor (together with the external walls thereof) and the staircase leading from Ground Floor to Unit A in the Basement of Wheelock House, No. 20 Pedder Street, Hong Kong with a total saleable area of approximately 8,593 sq.ft. (798.3 sq.m.) plus portion of staircase of approximately 60 sq.ft. (5.6 sq.m.) and open space of approximately 31 sq.ft. (2.9 sq.m.)

"Purchaser"	Yeebo Technology Limited, a wholly-owned subsidiary of the Company
"Sale and Purchase Agreement"	the agreements constituted by the acceptance by the Vendor dated 17 October 2002 of the Purchaser's offer to purchase the Property under the Tender as supplemented by a supplemental agreement dated 17 October 2002
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"Share(s)"	share(s) of HK$0.20 each in the issued share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tender"	the tender documents dated 30 September 2002 and submitted by the Purchaser to the Vendor offering to purchase the Property
"Vendor"	Citibank N.A. who is not a connected person (as defined by the Listing Rules) of the Company
"Valuation Report"	the valuation report on the Property prepared by MWSL dated 16 October 2002

YEEBO (INTERNATIONAL HOLDINGS) LIMITED

(incorporated in Bermuda with limited liability)

Executive Directors:
Fang Hung, Kenneth, JP *(Chairman)*
Li Kwok Wai, Frankie
Lam Kam Cheung, Kelvin

Independent non-executive Directors:
Tien Pei Chun, James, GBS, JP
Chu Chi Wai, Allan

Registered Office:
Cedar House, 41 Ceder Avenue
Hamilton HM 12
Bermuda

Head Office and Principal Place of Business:
7th Floor
On Dak Industrial Building
2–6 Wah Sing Street
Kwai Chung, New Territories
Hong Kong

4 November 2002

To the Shareholders

MAJOR TRANSACTION RELATING TO THE PURCHASE OF A LANDED PROPERTY

INTRODUCTION

The Directors announced on 17 October 2002 that Yeebo Technology Limited has entered into the Sale and Purchase Agreement to acquire from Citibank N.A. the Property.

The purpose of this circular is to set out further details of the purchase of the Property, and the financial and other information of the Group.

SALE AND PURCHASE AGREEMENT

Date: 17 October 2002
Parties: the Vendor and the Purchaser

The Vendor and its ultimate beneficial owners are independent third parties not connected with any of the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or their respective associates.

Under the Sale and Purchase Agreement, the Purchaser offered to purchase and the Vendor accepted and agreed to sell the Property at a cash consideration of HK$184,000,000.

Under the Sale and Purchase Agreement, it is a condition of the sale and purchase that the Purchaser shall contemporaneous with Completion grant a lease of the Property to the Vendor and shall enter into the Leaseback Agreement.

Consideration

Consideration: HK$184,000,000

The consideration under the Sale and Purchase Agreement is to be settled as follows:

(a) HK$5,520,000 has been paid as initial deposit upon submission of the Tender;

(b) HK$12,880,000 has been paid as further deposit on 21 October 2002;

(c) HK$18,400,000 has been paid as additional deposit on 25 October 2002; and

(d) balance in the sum of HK$147,200,000 shall be paid upon Completion.

The terms and conditions of the sale and purchase of the Property were reached through tender procedures with the Tender submitted on 30 September 2002. The consideration as offered by the Purchaser was reached after taking into account:

(a) the Valuation Report which valued the Property at HK$190,000,000; and

(b) the terms and conditions in the Leaseback Agreement.

The Directors consider that the basis in arriving at the consideration to be fair and reasonable.

Leaseback Agreement

(a) Parties:

Landlord: the Purchaser;
Tenant: the Vendor.

(b) Rental:

HK$1,200,000 per month exclusive of service charges and rates.

(c) Term:

3 years commencing immediately after Completion with an option to renew for another 1 year at the current market rent as at the date of commencement of the renewed term.

(d) Bank Guarantee:

For an amount equal to 2 months' rent and service charges to be issued by the Vendor before commencement of the term to secure non-payment of rent and/or service charges by the Tenant.

The Condition

As the consideration amounts to 50.7% of the Group's net asset value as at 31 March 2002, the transaction constitutes a major transaction under the Listing Rules, and is conditional on approval by Shareholders. Pursuant to rule 14.10 of the Listing Rules, such approval may be obtained by means of the written approval of the transaction by a Shareholder who holds more than 50 per cent in nominal value of the securities. Antrix Investment Limited, the majority Shareholder of the Company, holding not less than 66% of its issued capital, has given its written approval of the transaction under the said rule 14.10. As a result, the transaction has become unconditional.

Sources of funds for the Purchaser

It is intended that the purchase of the Property shall be financed by bank borrowings not exceeding 70% of the purchase price (i.e. HK$128,800,000) to be secured by the Property; the balance shall be funded by internal resources.

Completion

Completion will take place on or before the 30th day of November 2002.

Reasons for the purchase of the Property

As at 31 March 2002, the Group had available cash of HK$175,664,000. The surplus funds have been deposited with banks on short term basis. It is the intention of the Group to look for other investment alternatives with better return on part of the surplus funds.

The purchase of the Property will enable the Group to have a stable source of income. It is also anticipated that the rental income generated from the Property will be more than adequate to cover any mortgage payment so arises.

BUSINESS OVERVIEW AND FUTURE PROSPECTS OF THE GROUP

The Group is primarily engaged in the development, manufacture and sale of electronic components of LCDs. Most of the LCDs produced by the Group are twisted nematic LCDs used as parts for calculators, time pieces, telephones and hand-held games. Most of its customers are manufacturers of semi-finished and/or finished products in the PRC and Hong Kong.

Prior to the purchase of the Property, the Group owns properties of aggregate book value of approximately HK$13.7 million out of its total assets of approximately HK$412.8 as at 31 March 2002.

The following table sets out a summary of the audited consolidated results of the Group for the two years ended 31 March 2002:

	2002	**2001**
	HK$'000	*HK$'000*
Turnover	267,055	272,401
Profit attributable to shareholders	6,482	5,804
Net asset value	362,766	351,247

The Group will continue to follow tight control policy to contain costs, improve customer service and diversify customer base to increase market share. As most of the sales currently concentrated on Hong Kong and the PRC market, it is also the Group's plan to explore overseas market such as South Korea, Taiwan, Japan and the United States.

Additional equipment will be purchased to replace the old ones to enable the Group to produce high end twisted nematic and super twisted nematic LCD products. The Group also plans to start the manufacture of LCD modules in the fourth quarter of 2002.

The Group will also look for prudent alternatives so that there will be better return on its liquid funds.

FURTHER INFORMATION

Your attention is also drawn to the additional information contained in the Appendices to this circular.

By order of the Board
Yeebo (International Holdings) Limited
Kelvin Lam
Company Secretary

黃開基測計師行有限公司
MEMFUS WONG SURVEYORS LIMITED
Surveyors • Valuers • Auctioneers • Estate Agents • Development Consultants • Property Management • Data Analysis

Rooms 501 and 502
Luk Hoi Tong Building
31 Queen's Road Central
Hong Kong

16 October 2002

The Directors
Yeebo (International Holdings) Limited
7th Floor, On Dak Industrial Building
2 – 6 Wah Sing Street
Kwai Chung
New Territories

Dear Sirs,

In accordance with your instructions for us to value the property interest contracted to be acquired by Yeebo (International Holdings) Limited (the "Company") and/or its subsidiaries (together referred to as the "Group") in Hong Kong as listed in the attached valuation certificate, we confirm that we have carried out external inspection, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the open market value of such property interest as at 16 October 2002.

We have valued the property at its open market value which we would define as intended to mean "the best price at which the sale of an interest in the property would have been completed unconditionally for cash consideration on the date of valuation, assuming:

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of the price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

Our valuation has been made on the assumption that the Group sells the property interest on the open market without the benefit of a deferred terms contract, joint venture, management agreement or any similar arrangement which would serve to affect the value of the property interest.

In valuing the subject property which is intended to include a leaseback clause in the Supplemental Agreement (see Note 3 of the Valuation Certificate), we have assumed that the Supplemental Agreement has been mutually agreed and signed as at the date of valuation. We have further adopted the investment approach which capitalizes the rent receivable as specified in the Supplemental Agreement and the potential reversionary market rent of the subject property taking into account the latest market rental comparables in the open market.

We have relied to a very considerable extent on the information provided by the Group and have accepted information therein on such matters as planning approval, statutory notice, easement, tenure, age of building, floor plan, floor area and all other relevant matters. We have no reason to doubt the truth and accuracy of the information provided to us by the Group which are material to the valuation. We were also advised by the Group that no material fact has been omitted from information so supplied.

We have carried out title search at the Urban Land Registry for the subject property. However, we have not scrutinized the original documents to verify ownership or to ascertain the existence of any lease amendments which may not appear on the copies handed to us. All documents and leases have been used as reference only and all dimensions, measurements and areas are approximate.

We have inspected the exterior of the property. No structural survey has been made, but in the course of our inspection, we did not note any serious defect. We are not, however, able to report that the property is free from rot, infestation or any other structural defects. No test has been carried out on any of the services.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the property nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property is free from encumbrances, restrictions and outgoings of an onerous nature which could affect its value.

Our valuation certificate is enclosed.

Yours faithfully
For and on behalf of
MEMFUS WONG SURVEYORS LIMITED
SAT WEI LING
MRICS AHKIS
Registered Professional Surveyor
Director (Valuation)

Note: Miss Sat Wei Ling is a Chartered Surveyor who has over 15 years' experience in the valuation of properties in Hong Kong.

VALUATION CERTIFICATE

Property contracted to be acquired by the Group in Hong Kong

Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 16 October 2002
Unit A on Ground Floor (together with the external walls thereof), Unit A on the Basement and the Staircase leading from Ground Floor to Unit A in the Basement, Wheelock House, No. 20 Pedder Street, Hong Kong 708/11022nd shares of and in Sections A, C and the Remaining Portion of Marine Lot No. 99 and Sections A, B and the Remaining Portion of Marine Lot No.100.	The property comprises a bank space on Ground Floor (together with the external walls thereof) and the respective Basement of a 24-storey commercial building plus a single storey basement. The building was completed in 1984. The property has a total saleable area of approximately 8,653 square feet (803.9 square metres) plus open space on Ground Floor of approximately 31 square feet (2.9 square metres). The saleable area of individual floor is as follows: **Unit** / **Saleable Area** A on G/F: 1,719 sq.ft. (159.7 sq.m.) A on Basement: 6,934 sq.ft. (644.2 sq.m.) Total: 8,653 sq.ft. (803.9 sq.m.) The lot is held from the Government under two Government Leases for a common term of 999 years from 16 November, 1855. The total determined Government rent payable for Sections A, C and the Remaining Portion of Marine Lot No.99 and Sections A, B and the Remaining Portion of Marine Lot No.100 is HK$210 per annum.	The property is currently occupied by the registered owner as bank spaces.	HK$190,000,000

Notes:

1. The registered owner of the property is Citibank, N.A..

2. The property is subject to a Tender dated 30 September, 2002 submitted by Yeebo Technology Limited, which is a wholly-owned subsidiary of the Company, to the vendor Citibank, N.A..

3. The Company intended to lease back the subject property to Citibank, N.A. for a term of three years at a monthly rent of HK$1,200,000 exclusive of Government rates, air-conditioning charges and management fees but inclusive of Government Rent with an option to renew for a further term of one year at the then open market rent upon completion of the transfer of title and such arrangement will be included in the Supplemental Agreement to be signed between these two parties.

1. FINANCIAL INFORMATION

(A) Summary of audited financial results for the three years ended 31 March 2002

The following is a summary of the audited combined results for the three years ended 31 March 2002 of the Group extracted from its audited consolidated financial statements:

	2002 *HK$'000*	2001 *HK$'000*	2000 *HK$'000*
Turnover	267,055	272,401	321,226
Profit before taxation	6,489	5,812	4,635
Taxation	(7)	(8)	(139)
Profit attributable to shareholders	6,482	5,804	4,496
Dividends	–	–	–
Earnings per share (HK cent(s))			
– Basic	0.63	0.80	0.71
– Diluted	0.63	0.77	0.68

(B) Summary of audited financial results for the two years ended 31 March 2002

The audited consolidated income statements of the Group for each of the two years ended 31 March 2002, the audited consolidated balance sheets of the Group as at 31 March 2002 and 2001 and the audited consolidated cash flow statements of the Group for the two years ended 31 March 2002 have been extracted from the audited consolidated financial statements of the Company for the year ended 31 March 2002 and set out below.

The auditors of the Company, Deloitte Touche Tohmatsu, were of the view that the financial statements gave a true and fair view of the state of affairs of the Company and the Group for each of the two years ended 31 March 2002.

Consolidated Income Statement
For the year ended 31st March, 2002

	Notes	2002 HK$'000	2001 HK$'000
Turnover	4 & 5	267,055	272,401
Cost of sales		(230,013)	(239,449)
Gross profit		37,042	32,952
Other operating income		11,185	8,103
Selling and distribution expenses		(8,547)	(5,923)
Administrative expenses		(29,213)	(29,090)
Revaluation decrease on investment properties	13	(1,128)	–
Loss on discontinuance of a business	6	(2,793)	–
Profit from operations	7	6,546	6,042
Interest on bank borrowings wholly repayable within five years		(57)	(224)
Loss on disposal of a subsidiary		–	(6)
Profit before taxation		6,489	5,812
Taxation	10	(7)	(8)
Net profit for the year		6,482	5,804
Earnings per share	11		
Basic		HK0.63 cent	HK0.80 cent
Diluted		HK0.63 cent	HK0.77 cent

There were no recognised gains or losses other than the net profit for the year.

Consolidated Balance Sheet
As at 31st March, 2002

	Notes	2002 HK$'000	2001 HK$'000
Non-current assets			
Property, plant and equipment	12	93,310	87,038
Investment properties	13	1,250	–
Club membership debentures	16	1,959	1,959
		96,519	88,997
Current assets			
Inventories	17	73,519	94,039
Trade and other receivables	18	66,152	62,217
Bills receivable		903	161
Bank balances and cash		175,664	167,148
		316,238	323,565
Current liabilities			
Trade and other payables	19	43,779	54,934
Bills payable	20	1,711	2,894
Taxation payable		251	193
Bank borrowings, unsecured	21	4,250	3,294
		49,991	61,315
Net current assets		266,247	262,250
		362,766	351,247
Capital and reserves			
Share capital	22	208,713	203,676
Reserves	24	154,053	147,571
		362,766	351,247

Consolidated Cash Flow Statement
For the year ended 31st March, 2002

	Notes	2002 HK$'000	2001 HK$'000
Net cash inflow from operating activities	26	26,954	15,737
Returns on investments and servicing of finance			
Interest received		5,048	1,600
Interest paid		(70)	(211)
Net cash inflow from returns on investments and servicing of finance		4,978	1,389
Taxation			
Hong Kong Profits Tax paid		(7)	(8)
Tax refunded (paid) outside Hong Kong		58	(57)
Net cash inflow (outflow) from taxation		51	(65)
Investing activities			
Purchase of property, plant and equipment		(30,350)	(24,370)
Proceeds from disposals of property, plant and equipment		545	14
Deposit received for disposal of a subsidiary		345	–
Proceeds from disposal of a subsidiary	27	–	1
Net cash outflow from investing activities		(29,460)	(24,355)
Net cash inflow (outflow) before financing		2,523	(7,294)

	Notes	2002 HK$'000	2001 HK$'000
Financing	28		
Proceeds from issue of shares		5,037	145,578
Expenditure incurred on issue of shares		–	(205)
Net cash inflow from financing		5,037	145,373
Increase in cash and cash equivalents		7,560	138,079
Cash and cash equivalents at beginning of the year		163,854	25,775
Cash and cash equivalents at end of the year		171,414	163,854
Analysis of the balances of cash and cash equivalents			
Bank balances and cash		175,664	167,148
Trust receipt loans		(4,250)	(1,111)
Short-term bank loans		–	(2,183)
		171,414	163,854

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31st March, 2002

1. General

The Company was incorporated in Bermuda on 8th June, 1993 as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The principal activities of the Group are the manufacture and sale of liquid crystal displays ("LCDs"), The Group ceased the manufacture and sale of printed circuit boards ("PCBs") during the year.

2. Adoption of Statements of Standard Accounting Practice

In the current year, the Group has adopted for the first time a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. Adoption of these SSAPs has led to a number of changes in the Group's accounting policies. The revised accounting policies are set out in note 3. In addition, the new and revised SSAPs have introduced additional and revised disclosure requirements which have been adopted in these financial statements. Comparative amounts and disclosures for the prior year have been restated in order to achieve a consistent presentation. The adoption of these new and revised SSAPs has resulted in the following changes to the Group's accounting policies that have affected the amounts reported for the current or prior periods.

Leases

SSAP No. 14 (Revised) "Leases" ("SSAP 14"), has introduced some amendments to the basis of accounting for finance and operating leases, and to the disclosures specified for the Group's leasing arrangements. Disclosures for all of the Group's leasing arrangements have been modified so as to comply with the requirements of SSAP 14. Comparative amounts have been restated in order to achieve a consistent presentation.

Segment reporting

In the current year, the Group has changed the basis of identification of reportable segments to that required by SSAP 26 "Segment Reporting". Segment disclosures for the year ended 31st March, 2001 have been amended so that they are presented on a consistent basis.

3. Significant Accounting Policies

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties, and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries, made up to 31st March each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant inter-company transactions, balances and cash flows are eliminated on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition.

Goodwill arising on acquisitions after 1st April, 2001 is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

On disposal of a subsidiary, the attributable amount of unamortised goodwill is included in the determination of the profit or loss on disposal of the subsidiary.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Revenue recognition

Sale of goods is recognised when goods are delivered and title has passed.

Interest income from bank deposits is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Rental income, including rentals invoiced in advance, from properties under operating lease is recognised on a straight-line basis over the relevant lease term.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortisation and accumulated impairment loss.

Depreciation and amortisation are provided to write off the cost of property, plant and equipment over their estimated useful lives, using the straight-line method, at the following rates per annum:

Leasehold land	Over the term of the lease
Buildings	Over the estimated useful lives of 20 years
Furniture and fixtures	10 - 25%
Office equipment	15 - 25%
Plant and machinery	10 - 15%
Motor vehicles	10 - 20%

No provision for depreciation is made on machinery under installation until such time as the relevant asset is completed and put into use.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

Club debentures

Club debentures which are held for long-term purpose, are measured at cost, as reduced by any impairment loss.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the first-in, first-out method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset (cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

Operating leases

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the relevant lease term.

Foreign currencies

Transactions in currencies other than Hong Kong dollars are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in the income statement.

On consolidation, the financial statements of the overseas subsidiaries which are denominated in currencies other than Hong Kong dollars are translated using the temporal method as the operations of the subsidiaries outside Hong Kong are dependent on the economic circumstances of the Company's reporting currency. Exchange differences arising on consolidation are dealt with in the income statement.

Retirement benefit scheme contributions

The retirement benefit scheme contributions charged in the income statement represent the amount of contributions payable to the Group's defined contribution scheme and the mandatory provident fund scheme.

4. Turnover

Turnover represents net amounts received and receivable for goods sold, less returns and allowances, during the year.

5. Business and Geographical Segments

Business segments

For management purpose, the Group is organised into two operating divisions - LCDs and PCBs. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

LCDs – manufacture and sales of LCDs

PCBs – manufacture and sales of PCBs

The operation of PCBs was discontinued during the year.

Segment information about these businesses is presented below:

2002

	LCDs	PCBs	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover				
External sales	250,183	–	16,872	267,055
Result				
Segment result	11,189	(2,793)	755	9,151
Interest income				4,490
Unallocated corporate expenses				(7,095)
Profit from operations				6,546
Interest on bank borrowings wholly repayable within five years				(57)
Profit before taxation				6,489
Taxation				(7)
Net profit for the year				6,482

Consolidated balance sheet

	LCDs	PCBs	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Assets				
Segment assets and consolidated total assets	383,474	213	29,070	412,757
Liabilities				
Segment liabilities and consolidated total liabilities	46,757	80	3,154	49,991
Other information				
Additions to property, plant and equipment	25,677	–	1,732	27,409
Depreciation and amortisation	14,812	–	999	15,811
Impairment losses recognised	–	2,118	–	2,118

2001

	LCDs	PCBs	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover				
External sales	259,191	11,554	1,656	272,401
Result				
Segment result	14,042	(3,539)	90	10,593
Interest income				2,158
Unallocated corporate expenses				(6,709)
Profit from operations				6,042
Interest on bank borrowings wholly repayable within five years				(224)
Loss on disposal of a subsidiary				(6)
Profit before taxation				5,812
Taxation				(8)
Net profit for the year				5,804

Consolidated balance sheet

	LCDs	PCBs	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Assets				
Segment assets and consolidated total assets	395,306	12,772	4,484	412,562
Liabilities				
Segment liabilities and consolidated total liabilities	59,557	1,378	380	61,315
Other information				
Additions to property, plant and equipment	48,669	37	311	49,017
Depreciation and amortisation	14,733	1,198	94	16,025

Geographical segments

The Group's operations are mainly located in Hong Kong and the People's Republic of China (the "PRC"). The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods.

	Sales revenue by geographical market		Contribution to profit from operations	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong, the PRC	235,196	249,125	8,061	9,688
Other regions of the PRC	21,914	14,283	751	556
Other countries	9,945	8,993	339	349
	267,055	272,401	9,151	10,593
Interest income			4,490	2,158
Unallocated corporate expenses			(7,095)	(6,709)
Profit from operations			6,546	6,042

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment analysed by the geographical area in which the assets are located:

	Carrying amount of geographical assets		Additions to property, plant and equipment	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong, the PRC	250,860	263,613	5,814	936
Other regions of the PRC	161,897	148,949	21,595	48,081
	412,757	412,562	27,409	49,017

6. Loss on Discontinuance of a Business

The Group's long-term strategy is to focus its activities in the areas of the sales and manufacture of LCDs. Accordingly, the Group decided to cease the PCB business during the year. Total loss incurred, including an impairment loss on certain plant and equipment of HK$2,118,000, was HK$2,793,000.

The results of the PCB business for both years were as follows:

	2002	2001
	HK$'000	*HK$'000*
Turnover	–	11,554
Loss from ordinary activities	(2,793)	(3,539)

7. Profit from Operations

	2002 *HK$'000*	2001 *HK$'000*
Profit from operations has been arrived at after charging:		
Auditors' remuneration	480	480
Depreciation and amortisation	15,811	16,025
Loss on disposal of property, plant and equipment	2,403	5
Staff costs, including directors' emoluments	61,764	55,719
and after crediting:		
Interest income	4,490	2,158

8. Directors' Emoluments

	2002 *HK$'000*	2001 *HK$'000*
Fees:		
Executive directors	500	–
Independent non-executive directors	200	200
Other non-executive directors	100	–
Other emoluments:		
Salaries and other benefits	3,500	3,549
Retirement benefits scheme contributions	175	129
Total emoluments	4,475	3,878

The emoluments of the directors were within the following bands:

	Number of directors 2002	 2001
Up to HK$1,000,000	6	3
HK$1,000,001 to HK$1,500,000	1	1
HK$1,500,001 to HK$2,000,000	1	1

9. Employees' Emoluments

Of the five individuals with the highest emoluments in the Group, two (2001: three) were directors of the Company whose emoluments are included in note 8 above. The emoluments of the remaining three (2001: two) individuals were as follows:

	2002 *HK$'000*	2001 *HK$'000*
Salaries and other benefits	2,880	1,966
Retirement benefit scheme contributions	91	49
Total emoluments	2,971	2,015

Their emoluments were within the following bands:

	Number of employees 2002	2001
Up to HK$1,000,000	2	1
HK$1,000,001 to HK$1,500,000	1	1

10. **Taxation**

	2002	2001
	HK$'000	*HK$'000*
The charge comprises:		
Hong Kong Profits Tax calculated at 16% on the estimated assessable profit		
Current year	7	7
Underprovision in prior years	–	1
	7	8

Details of potential deferred taxation are set out in note 25.

11. **Earnings per Share**

The calculation of the basic and diluted earnings per share is based on the following data:

	2002	2001
	HK$'000	*HK$'000*
Earnings for the purposes of basic and diluted earnings per share	6,482	5,804
Weighted average number of ordinary shares for the purposes of basic earnings per share	1,030,384,234	726,743,188
Effect of dilutive share options	5,728,700	24,881,839
Weighted average number of ordinary shares for the purposes of diluted earnings per share	1,036,112,934	751,625,027

12. Property, Plant and Equipment

	Leasehold land and buildings *HK$'000*	Furniture and fixtures *HK$'000*	Office equipment *HK$'000*	Plant and machinery *HK$'000*	Motor vehicles *HK$'000*	Machinery under installation *HK$'000*	Total *HK$'000*
THE GROUP							
COST							
At 1st April, 2001	11,982	15,745	3,289	135,978	4,413	32,776	204,183
Additions	4,954	3,114	1,056	9,476	483	8,326	27,409
Disposals	(652)	–	(217)	(1,408)	(48)	–	(2,325)
Reclassify to investment properties	(2,500)	–	–	–	–	–	(2,500)
At 31st March, 2002	13,784	18,859	4,128	144,046	4,848	41,102	226,767
DEPRECIATION AND AMORTISATION							
At 1st April, 2001	751	12,226	2,010	99,620	2,538	–	117,145
Provided for the year	739	1,202	441	12,816	613	–	15,811
Impairment losses recognised	–	69	3	2,046	–	–	2,118
Eliminated on disposals	(45)	–	(129)	(1,319)	(2)	–	(1,495)
Reclassify to investment properties	(122)	–	–	–	–	–	(122)
At 31st March, 2002	1,323	13,497	2,325	113,163	3,149	–	133,457
NET BOOK VALUES							
At 31st March, 2002	12,461	5,362	1,803	30,883	1,699	41,102	93,310
At 31st March, 2001	11,231	3,519	1,279	36,358	1,875	32,776	87,038

The net book value of leasehold land and buildings shown above comprises:

	2002 *HK$'000*	2001 *HK$'000*
Land in Hong Kong held under:		
Long leases	–	2,398
Medium-term leases	4,777	611
Land outside Hong Kong held under:		
Long lease	315	461
Medium-term lease	7,369	7,761
	12,461	11,231

13. Investment Properties

	The Group HK$'000
At 1st April, 2001	–
Transfer from property, plant and equipment	2,378
Revaluation decrease	(1,128)
At 31st March, 2002	1,250

The Group's investment properties are situated in Hong Kong and are held under long leases. They are rented to third parties under operating leases.

The investment properties were revalued at 31st March, 2002 by Memfus Wong Surveyors Limited, a firm of independent valuers, on an open market value basis. The valuation decrease of HK$1,128,000 has been charged to the income statement.

14. Investments in Subsidiaries

	The Company 2002 HK$'000	2001 HK$'000
Unlisted shares, at cost	83,384	83,384

The carrying amount of the unlisted shares is based on the book values of the underlying separable net assets of the subsidiaries attributable to the Group as at the date on which the Company became the holding company of the Group.

Details of the Company's principal subsidiaries at 31st March, 2002 are as follows:

Name of subsidiary	Place of incorporation or registration/ operations	Issued and fully paid up share/registered capital	Percentage of nominal value of issued/registered capital held by the Company	Principal activities
Dongguan Yeedu Semiconductor Co., Ltd.	People's Republic of China ("PRC")	US$1,496,000 registered capital	85% *(note)*	Manufacture of LCDs
Jiangmen Yeebo Semiconductor Co., Ltd.	PRC	US$9,307,000 registered capital	80% *(note)*	Manufacture of LCDs
LCD Industries Limited	British Virgin Islands/ PRC	US$1	100%	Trading of LCDs
Yeebo (B.V.I.) Limited	British Virgin Islands	US$8,100	100%	Investment holding
Yeebo LCD Limited	Hong Kong	HK$10,000	100%	Development and trading of LCDs

Note: Dongguan Yeedu Semiconductor Co., Ltd. and Jiangmen Yeebo Semiconductor Co., Ltd. were established by the Group with two separate parties in the PRC. Under the respective subcontracting agreements, the Group is responsible for all of their assets and liabilities and is entitled to all of the net results of their operations. The Group therefore effectively has a 100% attributable economic interest in these subsidiaries.

The above table only includes those subsidiaries which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of all subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Except for Yeebo (B.V.I.) Limited which is a directly owned subsidiary, all of the remaining subsidiaries are indirectly owned by the Company.

15. Amounts Due from Subsidiaries

	The Company	
	2002	**2001**
	HK$'000	*HK$'000*
Amounts due from subsidiaries	615,312	612,442
Less: Impairment losses	(346,290)	(346,290)
	269,022	266,152

The amounts are unsecured, non-interest bearing and have no fixed repayment terms.

In the opinion of the directors, the amounts due from subsidiaries will not be repayable in the next twelve months from the balance sheet date and, accordingly, the amounts are shown as non-current assets in the balance sheet.

16. Club Membership Debentures

	The Group
	2002 & 2001
	HK$'000
At cost	2,659
Impairment loss recognised	(700)
	1,959

17. Inventories

	The Group	
	2002	**2001**
	HK$'000	*HK$'000*
Raw materials	50,777	81,049
Work in progress	1,621	2,233
Finished goods	21,121	10,757
	73,519	94,039

Included above are raw materials of approximately HK$17,216,000 (2001: HK$8,855,000) which are carried at net realisable value.

During the year, certain slow-moving inventories identified in the previous year were used or sold. Allowance made in prior years against the carrying value of raw materials of approximately HK$2,000 (2001: HK$3,324,000) were reversed.

18. Trade and Other Receivables

The Group allows an average credit period of 30 – 90 days to its trade customers.

The following is an aged analysis of trade receivables at the balance sheet date:

	The Group	
	2002	**2001**
	HK$'000	*HK$'000*
Up to 30 days	33,553	23,461
31 – 60 days	15,563	16,895
61 – 90 days	6,157	9,009
91 – 120 days	880	8,369
Over 120 days	3,615	1,185
	59,768	58,919
Other receivables	6,384	3,298
	66,152	62,217

19. Trade and Other Payables

The following is an aged analysis of trade payables at the balance sheet date:

	The Group	
	2002	**2001**
	HK$'000	*HK$'000*
Up to 30 days	6,094	4,403
31 – 60 days	4,285	3,728
61 – 90 days	2,687	2,706
91 – 120 days	1,553	5,602
Over 120 days	1,874	7,681
	16,493	24,120
Other payables	27,286	30,814
	43,779	54,934

20. Bills Payable

The following is an aged analysis of bills payable at the balance sheet date:

	The Group	
	2002	**2001**
	HK$'000	*HK$'000*
Up to 30 days	1,194	2,164
31 – 60 days	517	730
	1,711	2,894

21. Bank Borrowings, Unsecured

	The Group	
	2002	2001
	HK$'000	*HK$'000*
Trust receipt loans	4,250	1,111
Short-term bank loans	–	2,183
	4,250	3,294

22. Share Capital

	Number of shares '000	Amount HK$'000
Ordinary shares of HK$0.20 each		
Authorised:		
At beginning and end of the year	2,000,000	400,000
Issued and fully paid:		
At 1st April, 2000	640,490	128,098
Issue of shares *(Notes a and b)*	377,889	75,578
At 31st March, 2001 and 1st April, 2001	1,018,379	203,676
Issue of shares *(Note b)*	25,185	5,037
At 31st March, 2002	1,043,564	208,713

Notes:

(a) On 5th January, 2001, the Company entered into a subscription agreement with Cando Corporation ("Cando") pursuant to which the Company placed 350,000,000 ordinary shares of HK$0.20 each in the Company to Cando at a cash consideration price of HK$0.40 per share. On 12th February, 2001, 350,000,000 new shares were allotted and issued. The shares issued rank pari passu in all respects with the then existing shares of the Company. The net proceeds of approximately HK$140 million was for upgrading the production facilities of, and to provide general working capital to, the Group.

(b) The Company issued and allotted an aggregate of 25,184,880 (2001: 27,888,660) ordinary shares of HK$0.20 each in the Company for an aggregate consideration of HK$5,037,000 (2001: HK$5,578,000) as a result of the exercise of the Company's share options at an exercise price of HK$0.20 per share during the year. The shares issued rank *pari passu* in all respects with the then existing shares of the Company.

23. Share Options

A summary of the movements of the share options, exercisable between 4th October, 1999 and 4th October, 2002 (both dates inclusive) with an exercise price of HK$0.20 per share, during the year is as follows:

Date granted	Balance at 1.4.2001	Exercised during the year	Balance at 31.3.2002
4th October, 1999	25,184,880	25,184,880	–

No share option was granted during the year.

24. Reserves

	Share premium HK$'000	Capital reserve HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	(Deficit) retained profit HK$'000	Total HK$'000
THE GROUP						
At 1st April, 2000	77,508	2,125	–	1,347	(9,008)	71,972
Premium arising on issue of shares	70,000	–	–	–	–	70,000
Expenditure incurred on issue of shares	(205)	–	–	–	–	(205)
Profit for the year	–	–	–	–	5,804	5,804
At 31st March, 2001 and 1st April, 2001	147,303	2,125	–	1,347	(3,204)	147,571
Profit for the year	–	–	–	–	6,482	6,482
At 31st March, 2002	147,303	2,125	–	1,347	3,278	154,053
THE COMPANY						
At 1st April, 2000	77,508	–	49,259	1,347	(59,624)	68,490
Premium arising on issue of shares	70,000	–	–	–	–	70,000
Expenditure incurred on issue of shares	(205)	–	–	–	–	(205)
Profit for the year	–	–	–	–	7,742	7,742
At 31st March, 2001 and 1st April, 2001	147,303	–	49,259	1,347	(51,882)	146,027
Loss for the year	–	–	–	–	(2,755)	(2,755)
At 31st March, 2002	147,303	–	49,259	1,347	(54,637)	143,272

The capital reserve balance of the Group represents the difference between the aggregate nominal value of the share capital of acquired subsidiaries and the aggregate nominal value of the Company's shares issued for the acquisition at the time of the group reorganisation prior to the listing of the Company's shares in 1993, and after the reclassification of the amounts related to the share premium arising from issue of shares of a subsidiary prior to the group reorganisation to capital reserve and after reserve movements at the time of the capital reduction in previous years.

The contributed surplus of the Company represents the difference between the consolidated shareholders' funds of Yeebo (B.V.I.) Limited at the date on which it was acquired by the Company, and the nominal amount of the Company's shares issued for the acquisition at the time of the group reorganisation prior to the listing of the Company's shares in 1993. Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus account of the Company is available for distribution. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus, if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

At 31st March, 2002, the Company had no reserves available for distribution to the shareholders.

25. Potential Deferred Taxation

At the balance sheet date, the major components of the potential deferred tax assets (liabilities) are as follows:

	The Group		The Company	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Tax effect of timing differences attributable to:				
Tax losses available to set off future profits	8,741	12,690	1,562	1,893
Excess of tax allowances over depreciation	(370)	(337)	–	–
Other timing differences	–	385	–	–
	8,371	12,738	1,562	1,893

The net deferred tax asset has not been recognised in the financial statements as it is not certain that the amount will be realised in the foreseeable future.

The amount of unprovided deferred tax charge (credit) for the year is as follows:

	The Group		The Company	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Tax effect of timing differences attributable to:				
Tax losses utilised (arising)	3,949	(3,331)	331	(1,893)
Excess of tax allowances over depreciation	33	54	–	–
Other timing differences	385	(169)	–	–
	4,367	(3,446)	331	(1,893)

26. Reconciliation of Profit before Taxation to Net Cash Inflow from Operating Activities

	2002	2001
	HK$'000	*HK$'000*
Profit before taxation	6,489	5,812
Interest expense on bank borrowings	57	224
Interest income	(4,490)	(2,158)
Loss on disposal of a subsidiary	–	6
Loss on disposals of property, plant and equipment	285	5
Impairment losses recognised	2,118	–
Deficit arising on revaluation of investment properties	1,128	–
Depreciation and amortisation	15,811	16,025
Decrease (increase) in inventories	20,520	(13,589)
(Increase) decrease in trade and other receivables	(4,493)	17,687
Increase in bills receivable	(742)	–
Decrease in trade and other payables	(8,546)	(5,959)
Decrease in bills payable	(1,183)	(2,316)
Net cash inflow from operating activities	26,954	15,737

27. Disposal of a Subsidiary

	2002	2001
	HK$'000	*HK$'000*
NET ASSETS DISPOSED OF:		
Other receivables	–	22
Taxation payable	–	(15)
	–	7
Loss on disposal	–	(6)
Satisfied by cash	–	1

The subsidiary disposed of during the year ended 31st March, 2001 did not have any material effect on the turnover, operating profit and cash flows of the Group.

28. Analysis of changes in financing during the year

	2002 Share capital	2001 Share premium
	HK$'000	HK$'000
Balance at 1st April, 2000	128,098	77,508
Proceeds from issue of shares	75,578	70,000
Expenditure incurred on issue of shares	–	(205)
Balance at 31st March, 2001 and 1st April, 2001	203,676	147,303
Proceeds from issue of shares	5,037	–
Balance at 31st March, 2002	208,713	147,303

29. Major Non-cash Transaction

Of the consideration payable for machinery under installation acquired, an amount of approximately HK$11,670,000 (2001: HK$14,611,000) was outstanding at the balance sheet date and was included in other payables.

30. Capital Commitment

	The Group	
	2002	2001
	HK$'000	*HK$'000*
Capital expenditure in respect of acquisition of plant and machinery contracted for but not provided in the financial statements	632	–

The Company had no capital commitments at the balance sheet date for both years.

31. Operating Lease Arrangements

The Group as lessee

Minimum lease payments paid under operating leases for rented premises during the year amounted to HK$3,375,000 (2001: HK$2,657,000).

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	The Group	
	2002	**2001**
	HK$'000	*HK$'000*
Within one year	2,046	4,089
In the second to fifth year inclusive	2,793	8,338
	4,839	12,427

Operating lease payments represent rentals payable by the Group for certain of its office properties. Leases are negotiated and rentals are fixed for an average term of three years.

The Company had no commitments under non-cancellable operating leases at the balance sheet date for both years.

The Group as lessor

Property rental income earned from renting out the investment properties during the year was HK$49,000 (2001: Nil). The properties held have committed tenants for one year (2001: Nil).

At the balance sheet date, the Group contracted with tenants for future minimum lease payments within one year amounting to HK$46,000 (2001: Nil).

32. Contingent Liabilities

At 31st March, 2002, the Company issued a corporate guarantee of US$5,500,000, equivalent to HK$42,867,000 (2001: US$6,000,000, equivalent to HK$46,764,000)) in favour of banks to secure general banking facilities granted to a subsidiary. The total amount of facilities utilised by this subsidiary as at 31st March, 2002 amounted to approximately HK$5,961,000 (2001: HK$6,188,000).

33. Retirement Benefits Scheme

The Group operated a defined contribution retirement benefits scheme ("Defined Contribution Scheme") for its qualifying employees in Hong Kong. The assets of the scheme were held separately from those of the Group in funds under the control of an independent trustee. Where any employee left the Defined Contribution Scheme prior to vesting fully in the contributions, the amount of the forfeited contributions was used to reduce future contributions payable by the Group.

With effective from 1st December, 2000, the Group has joined a Mandatory Provident Fund scheme ("MPF Scheme") for all employees in Hong Kong. The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at rates specified in the rules. The only obligation of the Group with respect of the MPF Scheme is to make the required contributions under the scheme.

The retirement benefits scheme contributions arising from the Defined Contribution Scheme and the MPF Scheme charged to the income statement represent contributions paid or payable to the funds by the Group at rates specified in the rules of the schemes.

During the year, the Group made retirement benefits scheme contributions of approximately HK$605,000 (2001: HK$561,000) after forfeited contributions utilised in the Defined Contribution Scheme of approximately HK$216,000 (2001: HK$104,000). There was no significant amount of forfeited contributions available to reduce future contributions payable by the Group at the balance sheet date.

34. Litigation

On 22nd May, 1996, Kin Son Milkyway Electronic Holdings Ltd. ("Kin Son Milkyway"), a company associated with Kin Son Electronic (Holdings) Limited, issued legal proceedings against the Company in respect of a dispute regarding the transfer of plant and equipment in the PRC, claiming damages in the amount of RMB25,059,000 (equivalent to approximately HK$23,400,000) together with ownership of the plant and equipment with a cost of US$1,535,000 (equivalent to approximately HK$11,900,000). The Shenzhen court announced on 30th December, 1996 that the claim made by Kin Son Milkyway should be dismissed. However, an appeal to the People's Court of the Guangdong Province (the "Guangdong Court") was made by Kin Son Milkyway on 15th January, 1997. On 22nd July, 1998, the Guangdong Court ruled in favour of Kin Son Milkyway and ordered that the plant and equipment in question be returned to Kin Son Milkyway. The Guangdong Court further ordered that the Company and a co-defendant in the case should pay jointly and severally damages to Kin Son Milkyway of RMB10,834,105 (equivalent to HK$10,031,000) and a court fee of RMB260,013 (equivalent to approximately HK$241,000). In October 1998, the Group applied for a judicial review in the Guangdong Court. On 15th September, 2000, the Company received a judgment in relation to the judicial review and the judgement sustained the Guangdong Court's decision as referred to above. On 14th January, 2002, the Company received a further judgment from Guangdong Court which terminated the enforcement of the judgment on 22nd July, 1998.

Pursuant to the loan restructuring agreement signed by the Company with relevant parties dated 17th April, 1997 and the deed of indemnity entered into between Antrix Investment Limited ("Antrix"), a substantial shareholder of the Company, and the Company dated 31st March, 2001, any settlement of defined outstanding litigation up to a maximum of HK$26.1 million will be ultimately borne and indemnified by Antrix. Accordingly, no provision has been made in the financial statements in respect of this litigation.

The directors consider that it is unlikely for the Company to be liable to the claimed damages, accordingly, no provision for the damages and no receivable for the indemnity from Antrix have been included in the financial statements.

35. Related Party Transactions

During the year, the Group purchased raw materials of HK$787,000 (2001: Nil) from Cando Corporation ("Cando"), a substantial shareholder of the Company. The transactions were carried out at market price. The amount due to Cando of HK$394,000 (2001: 11,196,000) is shown under trade payables at the balance sheet date. The amount is unsecured, interest-free and is derived from trading activities.

36. Post Balance Sheet Events

(a) On 25th June, 2002, Antrix entered into a share purchase agreement with Cando to acquire 350,000,000 shares in the Company from Cando at HK$0.25 per share for a total consideration of HK$87.5 million. After the completion of the share purchase agreement, the shareholding of Antrix and its shareholders in the Company increased from 36.79% to 70.33% and the shareholding of Cando in the Company reduced from 33.54% to nil. A mandatory unconditional cash offer relating to this share purchase was made on 17th July, 2002.

(b) Subsequent to the balance sheet date, the Group disposed of its entire interest in Yeebo P.C.B. Limited to an independent third party for an aggregate consideration of HK$1,150,000. At 31st March, 2002, deposit of HK$345,000 was received for disposal of this subsidiary.

2. STATEMENT OF INDEBTEDNESS

At the close of business on 30 September 2002, being the latest practicable date for the purpose of ascertaining information contained in this indebtedness statement, the Group had outstanding bank borrowing of approximately HK$5 million representing trust receipt loans.

The Group did not have outstanding at the close of business on 30 September 2002 any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptable credits, debentures, mortgages, charges, hire purchases commitments, guarantees or other material contingent liabilities.

The Directors have confirmed that there has been no material change in the indebtedness and contingent liabilities of the Group since 30 September 2002.

3. WORKING CAPITAL STATEMENT

The Directors are of the opinion that, taking into account the internal resources and present available banking facilities, the Group has sufficient working capital for its present requirements in the absence of unforeseen circumstances.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. All the Directors jointly and severally accept full responsibility for the accuracy of the information contained in this circular, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts not contained in this circular the omission of which would make any statement contained in this document misleading.

2. CORPORATE INFORMATION OF THE COMPANY

The Company was incorporated in Bermuda under the Companies Act 1981 of Bermuda (as amended) on 8 June 1993. Its registered office is at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda and principal place of business is at 7th Floor, On Dak Industrial Building, 2-6 Wah Sing Street, Kwai Chung, New Territories, Hong Kong. Its principal registrar member and transfer office is The Bank of Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda and its branch registrar of members and transfer office is Secretaries Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.

3. DISCLOSURE OF INTERESTS

(i) Directors' Interests in the Company

As at the Latest Practicable Date, the interests of the Directors in the issued share capital of the Company which were required to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which they are taken or deemed to have under section 31 of, or Part I of the Schedule to, the SDI Ordinance) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies of the Listing Rules, or were required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein, were as follows:

	Number of ordinary shares held	
	Personal interest	Corporate interest
Mr. Fang Hung, Kenneth	20,130,000	697,692,368 *(Note)*
Mr. Li Kwok Wai, Frankie	16,332,520	697,692,368 *(Note)*

Note: These shares are held by Antrix Investment Limited, a company beneficially owned as to 51% by Mr. Fang Hung, Kenneth and 49% by Mr. Li Kwok Wai, Frankie.

(ii) Substantial Shareholder

As at the Latest Practicable Date, other than the interests disclosed above in respect of certain Directors, the Directors were not aware that any other person was recorded in the register which was kept pursuant to section 16 of the SDI Ordinance as having an interest in 10% or more of the issued share capital of the Company.

Save as disclosed herein, none of the Directors or the chief executive of the Company had, as at the Latest Practicable Date, any interest in any Shares or other equity or debt securities of the Company (within the meaning of the SDI Ordinance) which would have to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which they were deemed or taken to have under section 31 of, or Part I of the Schedule to, the SDI Ordinance) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or which would be required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein.

4. EXPERTS

(a) As at the Latest Practicable Date, MWSL did not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group, nor did it have any interest, direct or indirect, in any assets which have been, since 31 March 2002 (date to which the latest published audited financial statements of the Group were made up), acquired or disposed of by or leased to, or are proposed to be acquired or disposed of or leased to, any member of the Group.

(b) MWSL has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter (which has been prepared for the purpose of inclusion in this circular) and references to its name and its letter in this circular in the form and context in which they are respectively referred to.

5. MATERIAL CHANGES

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 March 2002, being the date to which the latest published audited accounts of the Company were made up.

6. LITIGATION

There is no litigation or claims of material importance pending or threatened against any member of the Group.

7. SERVICE CONTRACT

There is no existing or proposed service contract between, respectively, any of the Directors and the Company or any of its subsidiaries or associated companies.

8. SUMMARY OF MATERIAL CONTRACT

Save for the Sale and Purchase Agreement details of which are set out on pages 3 to 5 of this circular, no other material contract (not being contract in the ordinary course of business) has been entered into by any member of the Group within two years preceding the Latest Practicable Date.

9. MISCELLANEOUS

(a) The secretary of the Company is Mr. Lam Kam Cheung, Kelvin, a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Society of Accountants.

(b) None of the Directors has any direct or indirect interest in any assets which have been, since 31 March 2002 (date to which the latest published audited financial statements of the Group) were made up, acquired or disposed of by or leased to, or are proposed to be acquired, disposed of by or leased to, any member of the Group.

(c) None of the Directors is materially interested in any contract or arrangement subsisting at the date of this document which is significant in relation to the business of the Group taken as a whole.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the office of the Company, 7th Floor, On Dak Industrial Building, 2-6 Wah Sing Street, Kwai Chung, New Territories, Hong Kong during normal business hours up to and including 25 November 2002:

(a) the Memorandum of Association and Bye-Laws of the Company;

(b) copies of the annual reports of the Company for the two years ended 31 March 2002;

(c) the Valuation Report, the text of which is set out in Appendix I to this circular.

(d) the material contract referred to in the paragraph headed "Summary of material contract" in this Appendix III; and

(e) the letter of consent from MWSL referred to in paragraph 4 of this Appendix III.

7. 服務合約

各董事概無與本公司或其任何附屬公司或聯營公司訂立或建議訂立任何服務合約。

8. 重大合約概要

除買賣協議(詳情載於本文件第3至第5頁)外,本集團各成員公司於最後可行日期(即收購建議期間開始之日期)前兩年內概無訂立其他重大合約(在日常業務以外訂立之合約)。

9. 其他事項

(a) 本公司之公司秘書為林錦祥先生,彼為英國公認會計師公會之資深會員及香港會計師公會之會員。

(b) 各董事概無於自二零零二年三月三十一日(即本集團最近期公佈經審核財務報表之結算日)以來本集團任何成員公司所買賣或租賃或擬買賣或租賃之任何資產中直接或間接擁有任何權益。

(c) 董事概無於本文件刊發日期仍然有效,且於整體而言對本集團之業務屬重大之任何合約或安排內佔有重大利益。

10. 備查文件

下列文件由即日起至二零零二年十一月二十五日(包括該日)止期間之一般辦公時間內,在香港新界葵涌華星街2-6號安達工業大廈7樓本公司之辦事處可供查閱:

(a) 本公司之公司組織大綱及細則;

(b) 本公司截至二零零二年三月三十一日止個兩個年度之年報;

(c) 估值報告(其全文載於本通函附錄一);

(d) 本附錄三「重大合約概要」一段所述之重大合約;及

(e) 於本附錄三第4段提及黃開基測計師行之同意書。

(ii) 主要股東

於最後可行日期，除上文所披露有關若干董事之權益外，董事並不知悉任何記錄於本公司按披露權益條例第16條所置存之權益登記冊內之股東持有本公司已發行股本10%或以上權益。

除上文所披露者外，於最後實際可行日期，概無本公司董事或主要行政人員所擁有根據披露權益條例第28條須知會本公司及聯交所之任何本公司股份、其他股本或債務證券（定義見披露權益條例）之權益（包括根據披露權益條例第31條或附表第一部被視為或當作由彼等擁有之任何權益），或根據上市公司董事進行證券交易標準守則而須知會本公司及聯交所之權益，或須根據披露權益條例第29條須登記於該條所述之登記冊之權益。

4. 專家

(a) 於最後可行日期，黃開基測計師行概無擁有本集團任何成員公司之任何股權或認購或提名他人認購本集團任何成員公司之證券之權利（不論是否具有法律效力），或自二零零二年三月三十一日（即本集團最近期公佈經審核財務報表之結算日期）以來，於本集團任何成員公司所買賣或租賃，或建議買賣或租賃之任何資產中直接或間接擁有任何權益。

(b) 黃開基測計師行已就通函件之發行發出同意書，同意在通函件內以現時刊行之形式及涵義轉載其為載入本通函而編製之函件及引述其名稱，迄今並無撤回其同意書。

5. 重大變動

據董事所知，自二零零二年三月三十一日（即本集團最近期公佈經審核賬目之結算日期）以來，本集團之財政或經營狀況或前景並無任何重大變動。

6. 訴訟

本集團各成員公司概無尚未完結或面臨威脅之重大訴訟或索償。

1. 責任聲明

本通函載有上市規則規定提供有關本公司之詳請。各董事願就本通函所載資料之準確性共同及個別承擔全責，並在作出一切合理查詢後確認，據彼等所深知，本通函內所發表之意見乃經審慎周詳考慮後作出，且本文件並無遺漏其他有關本集團之事實，以致本通函所載任何內容有所誤導。

2. 本公司之公司資料

本公司於一九九三年六月八日根據百慕達一九八一年公司法(經修訂)註冊成立。其註冊辦事處為Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda，而其主要營業地點為香港新界葵涌華星街2-6號安達工業大廈7樓。其股份過戶登記處主要辦事處地址為Bank of Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda；其股份過戶登記分處為秘書商業服務有限公司，地址為香港干諾道中111號永中心5樓。

3. 權益披露

(i) 董事於本公司之權益

於最後可行日期，董事根據披露權益條例第28條須知會本公司及聯交所之本公司已發行股本權益(包括根據披露權益條例第31條或附表第一部被當作或視為由彼等擁有之任何權益)，或根據上市規則之上市公司董事進行證券交易標準守則而須知會本公司及聯交所之權益，或根據披露權益條例第29條須登記於該條所述之登記冊之權益如下：

	所持普通股數目		
	個人權益	公司權益	
方鏗先生	20,130,000	697,692,368	(附註)
李國偉先生	16,332,520	697,692,368	(附註)

附註：此等股份由Antrix Investment Limited(一家由方鏗先生及李國偉先生分別擁有51%及49%實益之公司)所持有。

(b) 於結算日後，本集團出售其於Yeebo P.C.B. Limited之全部權益予一名獨立第三者，總代價為1,150,000港元。於二零零二年三月三十一日，本集團已就出售此附屬公司收取按金345,000港元。

2. 債項聲明

於二零零二年九月三十日營業時間結束時（即確定本債項聲明所述若干資料之最後可行日期），本集團尚未償還之銀行貸款約為5,000,000港元，代表信託收據貸款。

於二零零二年九月三十日營業時間結束時，本集團概無任何尚未償還之已發行或同意發行貸款資本、銀行透支、貸款或其他類似債務、承兌匯票或可接受信貸項下之負債、債券、按揭、抵押、租購合約承擔、保證或其他重大或然負債。

董事確認，自二零零二年九月三十日以來，本集團之債務及或然負債並無重大變動。

3. 營運資金報表

董事認為，經考慮內部資源及現有可供動用銀行融資，在沒有不可預見事項之情況下，本集團應有充足營運資金以供其目前所需。

定額供款計劃及強積金計劃之退休福利計劃供款將於收益表內扣除，本集團對該基金之供款乃按該計劃規例指定之比率計算。

年內，本集團在退休福利計劃之供款經扣除定額供款計劃之被沒收供款約216,000港元（二零零一年：104,000港元）約為605,000港元（二零零一年：561,000港元）。於結算日，本集團並無重大之沒收供款，以減少本集團之應付供款。

34. 訴訟

於一九九六年五月二十二日，與建生電子（集團）有限公司有關連之公司深圳天河建生股份有限公司（「深圳天河」）就轉讓中國機器及設備引起之糾紛向本公司提出法律訴訟，索償約人民幣25,059,000元（相等於約23,400,000港元）連同成本為1,535,000美元（相等於約11,900,000港元）之機器及設備之擁有權。深圳法院於一九九六年十二月三十日公布深圳天河提出之索償應予撤銷。然而，深圳天河於一九九七年一月十五日向廣東省人民法院（「廣東省法院」）提出上訴。於一九九八年七月二十二日，廣東省法院裁定深圳天河勝訴，並下令本公司將有關生產機器設備歸還予深圳天河。廣東省法院並下令本公司及本案另一被告須共同及個別賠償深圳天河人民幣10,834,105元（相等於10,031,000港元）及堂費人民幣260,013元（相等於約241,000港元）。於一九九八年十月，本集團向廣東省法院申請司法覆核。於二零零零年九月十五日，本公司接獲司法覆核判決，該判決維持上文所述廣東省法院之判決。於二零零二年一月十四日，本公司接獲廣東省法院之進一步判決，終結執行於一九九八年七月二十二日作出之判決。

根據本公司及有關人士於一九九七年四月十七日簽訂之債務重組協議及本公司主要股東Antrix Investment Limited（「Antrix」）及本公司於二零零一年三月三十一日訂立之賠償保證契據，在有關指定之待決訴訟中清還最高達26,100,000港元之責任，最終須由Antrix承擔及彌償。因此，並無在財務報表內就有關訴訟作出撥備。

董事認為本公司不會就索償負上法律責任，故此，並無於財務報表中載列賠償撥備及Antrix就賠償之應收款項。

35. 關連人士之交易

年內，本集團向本公司之主要股東劍度股份有限公司（「劍度」）購買價值達787,000港元（二零零一年：無）之原料。該項交易乃按市場價格進行。應付劍度之金額394,000港元（二零零一年：11,196,000）已於結算日計入貿易及其他應付款項內。該筆款項為無抵押、免息及來自買賣活動。

36. 結算日後事項

(a) 於二零零二年六月二十五日，Antrix與劍度訂立一項股份購買協議，以每股0.25港元向劍度購入350,000,000股本公司股份，總代價為87,500,000港元。於完成股份購買協議後，Antrix及其股東於本公司之控股權由36.79%增加至70.33%，而劍度於本公司之控股權則由33.54%下降至零。一項有關股份購買之強制性無條件現金收購建議於二零零二年七月十七日提呈。

31.　經營租賃安排

本集團作為承租人

年內，根據經營租賃租用物業之已支付最低租金達3,375,000港元（二零零一年：2,657,000港元）。

於結算日，根據不可撤銷之經營租賃，本集團於未來到期之最低租金款項承擔如下：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
於一年內	2,046	4,089
第二至第五年（包括首尾兩年）	2,793	8,338
	4,839	12,427

經營租賃租金指本集團就其若干寫字樓物業應付之租金。租約乃經磋商而租金則按三年年期平均固定釐定。

於兩個年度之結算日，根據不可撤銷之經營租賃，本公司概無任何承擔。

本集團作為出租人

年內，由出租投資物業所賺取之物業租金收益為49,000港元（二零零一年：無）。所持物業擁有一年固定租客（二零零一年：無）。

於結算日，本集團就於一年內之最低租金付款已與租客訂約，金額達46,000港元（二零零一年：無）。

32.　或然負債

於二零零二年三月三十一日，本公司向一間銀行發出5,500,000美元（相當於42,867,000港元）（二零零一年：6,000,000美元，相當於46,764,000港元）之公司擔保，以取得授予一間附屬公司之一般銀行信貸。該附屬公司於二零零二年三月三十一日已耗用之信貸總額約達5,961,000港元（二零零一年：6,188,000港元）。

33.　退休福利計劃

本集團為所有在香港之合資格僱員設立定額退休福利供款計劃（「定額供款計劃」）。該計劃之資產存放於基金，與本集團之資產分開，並由獨立受託人託管。若有僱員在可全數領取供款前退出定額供款計劃，被沒收之供款可用作減少本集團日後應付之供款。

由二零零零年十二月一日起，本集團在香港之所有僱員已加入強制性公積金計劃（「強積金計劃」）。該強積金計劃乃根據強制性公積金條例在強制性公積金計劃管理局註冊。該計劃之資產存放於基金，與本集團之資產分開，並由獨立受託人託管。按照強積金計劃之規則，僱主及其僱員各自須按規則所設定之比率作出計劃供款。本集團在強積金計劃方面僅須負責該計劃下其所須作出之供款責任。

27. 出售一間附屬公司

	二零零二年 千港元	二零零一年 千港元
已出售資產淨值：		
其他應收賬項	–	22
應付稅項	–	(15)
	–	7
出售之虧損	–	(6)
以現金支付	–	1

於截至二零零一年三月三十一日止年度出售之附屬公司概無對本集團之營業額、經營溢利及現金流量產生任何重大影響。

28. 年內融資變動之分析

	二零零二年 股本 千港元	二零零一年 股份溢價 千港元
於二零零零年四月一日之結餘	128,098	77,508
發行股份所得款項	75,578	70,000
發行股份之開支	–	(205)
於二零零一年三月三十一日 及二零零一年四月一日之結餘	203,676	147,303
發行股份所得款項	5,037	–
於二零零二年三月三十一日之結餘	208,713	147,303

29. 主要非現金交易

於年內購入安裝中機器應付之代價中，約11,670,000港元（二零零一年：14,611,000）於結算日仍未支付並列入其他應付賬項中。

30. 資本承擔

	本集團	
	二零零二年 千港元	二零零一年 千港元
已訂約但並未在財務報表中撥備之 有關購買廠房及機器之資本開支	632	–

本公司於兩個年度之結算日並無任何資本承擔。

25.　滲在遞延稅項

於結算日，潛在遞延稅項資產（負債）之主要組成部分如下：

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
時差之稅項影響乃由於：				
抵銷未來溢利之稅項虧損	8,741	12,690	1,562	1,893
免稅額高於折舊開支	(370)	(337)	–	–
其他時差	–	385	–	–
	8,371	12,738	1,562	1,893

由於在可見未來無法肯定收益能否變現，故遞延稅項資產淨值並無於財務報表中確認。

本年度之未撥備遞延稅項支出（抵免）如下：

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
時差之稅項影響乃由於：				
所動用（產生）之稅項虧損	3,949	(3,331)	331	(1,893)
免稅額高於折舊開支	33	54	–	–
其他時差	385	(169)	–	–
	4,367	(3,446)	331	(1,893)

26.　除稅前溢利與經營業務所得現金流入（流出）淨額之對賬

	二零零二年	二零零一年
	千港元	千港元
除稅前溢利	6,489	5,812
銀行借貸之利息開支	57	224
利息收入	(4,490)	(2,158)
出售一間附屬公司之虧損	–	6
出售物業、廠房及設備之虧損	285	5
已確認減值虧損	2,118	–
重估投資物業所產生之虧絀	1,128	–
折舊及攤銷	15,811	16,025
存貨之減少（增加）	20,520	(13,589)
貿易及其他應收賬項之（增加）減少	(4,493)	17,687
應收票據增加	(742)	–
貿易及其他應付賬項之減少	(8,546)	(5,959)
應付票據之減少	(1,183)	(2,316)
經營業務所得之現金流入淨額	26,954	15,737

24. 儲備

	股份溢價 千港元	資本儲備 千港元	繳入盈餘 千港元	資本贖回儲備 千港元	保留溢利（虧絀） 千港元	合計 千港元
本集團						
於二零零零年四月一日	77,508	2,125	–	1,347	(9,008)	71,972
發行股份溢價	70,000	–	–	–	–	70,000
發行股份開支	(205)	–	–	–	–	(205)
本年度溢利	–	–	–	–	5,804	5,804
於二零零一年三月三十一日及二零零一年四月一日	147,303	2125	–	1,347	(3,204)	147,571
本年度溢利	–	–	–	–	6,482	6,482
於二零零二年三月三十一日	147,303	2,125	–	1,347	3,278	154,053
本公司						
於二零零零年四月一日	77,508	–	49,259	1,347	(59,624)	68,490
發行股份溢價	70,000	–	–	–	–	70,000
發行股份開支	(205)	–	–	–	–	(205)
本年度溢利	–	–	–	–	7,742	7,742
於二零零一年三月三十一日及二零零一年四月一日	147,303	–	49,259	1,347	(51,882)	146,027
本年度虧損	–	–	–	–	(2,755)	(2,755)
於二零零二年三月三十一日	147,303	–	49,259	1,347	(54,637)	143,272

本集團之資本儲備結餘指已收購附屬公司之股本總面值與本公司於一九九三年公司股份上市前進行集團重組時為收購事項而發行之本公司股份總面值之差額，及將集團重組資本儲備前由附屬公司發行股份之股份溢價之有關數字重新分類，並於往年資本削減後之儲備變動。

本公司之繳入盈餘指Yeebo (B.V.I.) Limited被本公司收購當日之綜合股東資金與本公司股份於一九九三年上市前進行集團重組時所發行之本公司股份面值之差額。根據百慕達一九八一年公司法（經修訂），本公司之繳入盈餘賬可供分派。然而，本公司在下列情況下不可宣派或派付股息，或自繳入盈餘作出分派：

(a) 本公司於支付上述款項後無力償還到期負債；或

(b) 其資產可變現淨值會因此低於其負債與已發行股本及股份溢價賬之總和。

於二零零二年三月三十一日，本公司並無儲備可供分派予股東。

21. **銀行借款，無抵押**

	本集團 二零零二年 千港元	本集團 二零零一年 千港元
信託收據貸款	4,250	1,111
短期銀行貸款	–	2,183
	4,250	3,294

22. **股本**

	股份數目 千股	金額 千港元
每股面值0.20港元之普通股		
法定股本：		
年初及年終	2,000,000	400,000
已發行及繳足股本：		
於二零零零年四月一日	640,490	128,098
發行股份（附註a及b)	377,889	75,578
於二零零一年三月三十一日及二零零一年四月一日	1,018,379	203,676
發行股份（附註b)	25,185	5,037
於二零零二年三月三十一日	1,043,564	208,713

附註：

(a) 於二零零一年一月五日，本公司與劍度股份有限公司（「劍度」）訂立認購協議，據此，本公司以現金代價每股0.40港元向劍度配售本公司股本中350,000,000股每股面值0.20港元之普通股。於二零零一年二月十二日，本公司配發及發行350,000,000股新股。所發行股份與本公司當時之現有股份在所有方面均享有同等權益。所得款項淨額約140,000,000港元乃用於提升本集團現有生產設施及提供一般營運資金予本集團。

(b) 年內，由於本公司之購股權以每股0.20港元之行使價行使，本公司發行及配發合共25,184,880股（二零零一年：27,888,660股）每股面值0.20港元之普通股，總代價為5,037,000港元（二零零一年：5,578,000港元）。所發行之股份於各方面與本公司當時之已發行股份享有同等權利。

23. **購股權**

購股權可按每股行使價0.20港元於一九九九年十月四日至二零零二年十月四日（首尾兩日包括在內）期間行使，年內購股權之變動概述如下：

授出日期	於二零零一年四月一日餘額	於年內行使	於二零零二年三月三十一日餘額
一九九九年十月四日	25,184,880	25,184,880	–

本公司於年內概無授出購股權。

年內，部份上年度滯銷貨物已獲使用及出售。此外，亦已撥回上年度就原材料約2,000港元（二零零一年：3,324,000港元）賬面值所作之撥備。

18. 貿易及其他應收款項

本集團給予其貿易客戶平均30至90天之信貸期。

於結算日之貿易應收款項之賬齡分析如下：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
30天或以下	33,553	23,461
31至60天	15,563	16,895
61至90天	6,157	9,009
91至120天	880	8,369
120天以上	3,615	1,185
	59,768	58,919
其他應收款項	6,384	3,298
	66,152	62,217

19. 貿易及其他應付款項

於結算日之貿易應付款項之賬齡分析如下：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
30天或以下	6,094	4,403
31至60天	4,285	3,728
61至90天	2,687	2,706
91至120天	1,553	5,602
120天以上	1,874	7,681
	16,493	24,120
其他應付款項	27,286	30,814
	43,779	54,934

20. 應付票據

於結算日之應付票據之賬齡分析如下：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
30天或以下	1,194	2,164
31至60天	517	730
	1,711	2,894

附註： 東莞億都半導體有限公司及江門億都半導體有限公司均由本集團分別與中國兩名不同訂約方成立。根據該等分包協議、本集團須承擔該等公司之所有資產及負債，而各公司合營期內每年經營所得之業績淨額亦全歸本集團所有。因此，本集團實際上擁有該等附屬公司之100%應佔經濟權益。

上表僅包括董事認為對本集團本年度之業績造成重大影響，或構成本集團資產淨值重要部分之附屬公司。董事認為詳列所有附屬公司會使附屬公司詳情之篇幅過長。

除Yeebo (B.V.I.) Limited外，上述所有附屬公司均由本公司間接擁有。

15. 附屬公司之欠款

	本公司	
	二零零二年	二零零一年
	千港元	千港元
附屬公司之欠款	615,312	612,442
減：減值虧損	(346,290)	(346,290)
	269,022	266,152

欠款為無抵押、免息及無固定還款期。

董事認為，附屬公司結欠之款項將不會於結算日起計十二個月內償還，因此，該等欠款乃於資產負債表中呈列為非流動資產。

16. 會所會籍債券

	本集團
	二零零二年及二零零一年
	千港元
成本	2,659
已確認減值虧損	(700)
	1,959

17. 存貨

	本集團	
	二零零二年	二零零一年
	千港元	千港元
原材料	50,777	81,049
在製品	1,621	2,233
製成品	21,121	10,757
	73,519	94,039

上述項目包括原材料約17,216,000港元（二零零一年：8,855,000港元），該筆款項按可變現淨值列賬。

13. 投資物業

	本集團 千港元
於二零零一年四月一日	–
物業、廠房及設備轉讓	2,378
重估價值減少	(1,128)
於二零零二年三月三十一日	1,250

本集團之投資物業位於香港並以長期租賃持有。該等物業以長期租約租予第三者。

該等投資物業於二零零二年三月三十一日由獨立估值公司Memfus Wong Surveyors Limited按公開市場價值作基準重估。重估減值1,128,000港元已於收入報表中扣除。

14. 於附屬公司之投資

	本公司 二零零二年 千港元	本公司 二零零一年 千港元
非上市股份，按成本值	83,384	83,384

非上市股份之價值乃根據於本公司成為本集團控股公司當日，本集團應佔附屬公司可分割基本資產賬面淨值計算。

本公司各主要附屬公司於二零零二年三月三十一日之詳情如下：

附屬公司名稱	註冊成立或註冊／經營地點	已發行及繳足股本／註冊資本	本公司所持有之已發行股本／註冊資本面值之百分比	主要業務
東莞億都半導體有限公司	中華人民共和國（「中國」）	1,496,000美元註冊資本	85%（附註）	製造液晶體顯示器
江門億都半導體有限公司	中國	9,307,000美元註冊資本	80%（附註）	製造液晶體顯示器
LCD Industries Limited	英屬維爾京群島／中國	1美元	100%	買賣液晶體顯示器
Yeebo (B.V.I.) Limited	英屬維爾京群島	8,100美元	100%	投資控股
億都液晶片有限公司	香港	10,000港元	100%	發展及買賣液晶體顯示器

12. 物業、廠房及設備

	租賃土地及樓宇 千港元	傢俬及裝置 千港元	辦公室設備 千港元	廠房及機器 千港元	汽車 千港元	機器 千港元	安裝中合計 千港元
本集團							
成本							
於二零零一年四月一日	11,982	15,745	3,289	135,978	4,413	32,776	204,183
添置	4,954	3,114	1,056	9,476	483	8,326	27,409
出售	(652)	–	(217)	(1,408)	(48)	–	(2,325)
重列為投資物業	(2,500)	–	–	–	–	–	(2,500)
於二零零二年三月三十一日	13,784	18,859	4,128	144,046	4,848	41,102	226,767
折舊及攤銷							
於二零零一年四月一日	751	12,226	2,010	99,620	2,538	–	117,145
本年度撥備	739	1,202	441	12,816	613	–	15,811
已確認減損	–	69	3	2,046	–	–	2,118
出售時撇銷	(45)	–	(129)	(1,319)	(2)	–	(1,495)
重列為投資物業	(122)	–	–	–	–	–	(122)
於二零零二年三月三十一日	1,323	13,497	2,325	113,163	3,149	–	133,457
賬面淨值							
於二零零二年三月三十一日	12,461	5,362	1,803	30,883	1,699	41,102	93,310
於二零零一年三月三十一日	11,231	3,519	1,279	36,358	1,875	32,776	87,038

上述租賃土地及樓宇之賬面淨值包括：

	二零零二年 千港元	二零零一年 千港元
於香港以下列租約持有之土地		
長期租賃	–	2,398
中期租賃	4,777	611
於香港以外以下列租約持有之土地		
長期租賃	315	461
中期租賃	7,369	7,761
	12,461	11,231

彼等之酬金分為下列組別：

	僱員人數 二零零二年	僱員人數 二零零一年
1,000,000港元或以下	2	1
1,000,001港元至1,500,000港元	1	1

10. 稅項

	二零零二年 千港元	二零零一年 千港元
稅項支出包括：		
香港利得稅（按估計應課稅溢利之16%計算）		
本年度	7	7
過往年度撥備不足	–	1
	7	8

潛在遞延稅項之詳情載於附註25。

11. 每股盈利

每股基本及攤薄盈利乃按下列數據計算：

	二零零二年 千港元	二零零一年 千港元
計算每股基本及攤薄盈利之盈利	6,482	5,804
計算每股基本盈利之普通股加權平均數	1,030,384,234	726,743,188
購股權之攤薄影響	5,728,700	24,881,839
計算每股攤薄盈利之普通股加權平均數	1,036,112,934	751,625,027

7. 經營溢利

	二零零二年 千港元	二零零一年 千港元
經營溢利經扣除下列各項:		
核數師酬金	480	480
折舊及攤銷	15,811	16,025
出售物業、廠房及設備之虧損	2,403	5
員工成本,包括董事酬金	61,764	55,719
及計入:		
利息收入	4,490	2,158

8. 董事酬金

	二零零二年 千港元	二零零一年 千港元
袍金;		
執行董事	500	–
獨立非執行董事	200	200
其他非執行董事	100	–
其他酬金:		
薪金及其他福利	3,500	3,549
退休福利計劃供款	175	129
酬金總額	4,475	3,878

董事酬金分為下列組別:

	董事人數	
	二零零二年	二零零一年
1,000,000港元或以下	6	3
1,000,001港元至1,500,000港元	1	1
1,500,001港元至2,000,000港元	1	1

9. 僱員酬金

在本集團五位最高薪人士中,兩位(二零零一年:三位)為本公司董事,其酬金載於上文附註8。其餘三位(二零零一年:兩位)人士之酬金如下:

	二零零二年 千港元	二零零一年 千港元
薪金及其他福利	2,880	1,966
退休福利計劃供款	91	49
酬金總額	2,971	2,015

地區分類

本公司之業務主要分佈於香港及中華人民共和國(「中國」)。下表為按地區市場分析之本集團銷售額(不論商品之來源地為何)。

	按地區市場分析之銷售收益		經營溢利貢獻	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
中國香港	235,196	249,125	8,061	9,688
中國其他地區	21,914	14,283	751	556
其他國家	9,945	8,993	339	349
	267,055	272,401	9,151	10,593
利息收入			4,490	2,158
未分配之公司開支			(7,095)	(6,709)
經營溢利			6,546	6,042

以下為按資產所在地區分析之分類資產賬面值及物業、廠房及設備添置:

	地區資產賬面值		物業、廠房及設備添置	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
中國香港	250,860	263,613	5,814	936
中國其他地區	161,897	148,949	21,595	48,081
	412,757	412,562	27,409	49,017

6. 終止一項業務帶來之虧損

本集團之長遠策略為專注於液晶體顯示器銷售及製造業務。因此,本集團決定於年內終止電路版業務。因此引起之總虧損(包括若干廠房及設備之減損虧損2,118,000港元)為2,793,000港元。

電路版業務於以下兩年之業績如下:

	二零零二年	二零零一年
	千港元	千港元
營業額	–	11,554
來自日常業務之虧損	(2,793)	(3,539)

二零零一年

	液晶體顯示器 千港元	電路版 千港元	其他 千港元	綜合 千港元
營業額				
對外銷售	259,191	11,554	1,656	272,401
業績				
分類業績	14,042	(3,539)	90	10,593
利息收入				2,158
未分配之公司開支				(6,709)
經營溢利				6,042
須於五年內全數償還之銀行借款利息				(224)
出售附屬公司之虧損				(6)
除稅前溢利				5,812
稅項				(8)
本年度純利				5,804

綜合資產負債表

	液晶體顯示器 千港元	電路版 千港元	其他 千港元	綜合 千港元
資產				
分類資產及綜合總資產	395,306	12,772	4,484	412,562
負債				
分類負債及綜合總負債	59,557	1,378	380	61,315
其他資料				
添置物業、廠房及設備	48,669	37	311	49,017
折舊及攤銷	14,733	1,198	94	16,025

有關此等業務之分類資料呈列如下：

二零零二年

	液晶體顯示器 千港元	電路版 千港元	其他 千港元	綜合 千港元
營業額				
對外銷售	250,183	–	16,872	267,055
業績				
分類業績	11,189	(2,793)	755	9,151
利息收入				4,490
未分配之公司開支				(7,095)
經營溢利				6,546
須於五年內全數償還之銀行借款利息				(57)
除税前溢利				6,489
税項				(7)
本年度純利				6,482

綜合資產負債表

	液晶體顯示器 千港元	電路版 千港元	其他 千港元	綜合 千港元
資產				
分類資產及綜合總資產	383,474	213	29,070	412,757
負債				
分類負債及綜合總負債	46,757	80	3,154	49,991
其他資料				
添置物業、廠房及設備	25,677	–	1,732	27,409
折舊及攤銷	14,812	–	999	15,811
已確認減值虧損	–	2,118	–	2,118

於綜合賬目時，海外附屬公司之財務報表乃按時態法換算，原因為海外附屬公司之業務須視乎本公司申報貨幣之經濟狀況而定。綜合賬目時所產生之兌換差額於收益表中處理。

退休福利計劃供款

在收益表中扣除之退休福利計劃供款指向本集團之定額供款計劃及強制性公積金計劃支付之款項。

4. 營業額

營業額指年內銷售貨品之已收及應收款項淨額減退貨及折讓。

5. 按業務及地區劃分之分類資料

業務分類

就管理而言，本集團分為兩個營業部門－液晶體顯示器及電路版。此等部門乃本集團呈報其主要分類資料之基準。

主要業務如下：

液晶體顯示器－製造及銷售液晶體顯示器

電路版－製造及銷售電路版

電路版業務已於年內終止。

投資物業

投資物業指已落成並可持作投資用途之物業，其租金均按公平基準釐訂。

投資物業乃按彼等之公開市值計算。除非儲備之結餘不足以抵銷重估減少，否則，因重估投資物業而產生之任何估值增加或減少，乃於投資物業重估儲備中扣除或計入，而重估減少較投資物業重估儲備結餘所多出之數額則計入收益表。倘減少已於先前計入收益表及重估於隨後增加，則該項增加乃計入收益表，直至抵銷先前所計之減少。

在出售投資物業時，投資物業重估儲備中該物業所應計之結餘乃轉撥至收益表。

除非有關租賃之未到期年期尚餘20年或以下，否則概無於投資物業之減值提撥準備。

會所債券

會所債券乃長期持有，並按成本值減任何減值虧損計算。

存貨

存貨按成本值或可變現淨值（以較低者為準）列賬。成本包括所有購買成本及（如適用）轉換成本及使存貨達至現時地點及狀況所需之其他成本，按先入先出法計算。可變現淨值則指正常業務情況下之估計售價減去交易完成前之估計成本及銷售所需之一切估計成本之數。

減值

在各結算日，本集團審閱其有形資產面值，以判斷是否有跡象顯示該等資產蒙受減值虧損。倘資產之可收回金額（賺取現金單位）預期將較其面值為少，則資產之面值（賺取現金單位）撇減至其可收回金額。減值虧損即時確認為開支。

倘減值虧損於隨後撥回，則資產之面值（賺取現金單位）增加至經修訂估計可收回金額之價值，惟所增加之面值不得超逾該資產（賺取現金單位）在過往年度並無確認為減值虧損所計算之面值。撥回之減值虧損已即時確認為收入。

經營租賃

經營租賃項下應付之租金乃按其有關租賃年期以直線法計入收益表。

外幣

以外幣進行之交易按交易日之匯率換算。以外幣結算之貨幣資產及負債按結算日之匯率重新換算。兌換所產生之溢利及虧損則於收益表中處理。

商譽

因綜合賬目而產生之商譽，指收購代價高於附屬公司於收購當日可分開之資產公平價值之差額。

於二零零一年四月一日以後因收購產生之商譽已列作資產，並按其可使用年期以直線法攤銷。因收購附屬公司所產生之商譽乃於資產負債表中分開呈列。

在出售附屬公司時，出售附屬公司所得之溢利或虧損亦包括未攤銷之商譽。

於附屬公司之投資

於附屬公司之投資按成本值減任何已確認減值計入本公司資產負債表。

收益確認

銷售貨品將於貨品付運時及擁有權轉移時予以確認。

銀行存款之利息收入乃參照尚餘本金及適用利率按時間基準累計。

經營租賃項下之物業之租金收入（包括墊付之租金）乃按有關租期以直線法入賬。

稅項

稅項支出乃根據經調整非課稅或不可減免稅項之項目後之年度業績計算。時差乃因根據不同之會計期計算若干收入及開支之稅項及於財務報表中入賬而產生。時差之稅務影響以負債法計算，將於可預見之未來可能產生之負債或資產於財務報表確認為遞延稅項入賬。

物業、廠房及設備

物業、廠房及設備乃按成本減累計折舊及攤銷及累計減值虧損入賬。

物業、廠房及設備於其估計使用年期內按直線法作出折舊及攤銷準備以撇銷其成本，折舊及攤銷年率如下：

租賃土地	按租約年期撇銷
樓宇	按估計使用年期分二十年撇銷
傢俬及裝置	10-25%
辦公室設備	15-25%
廠房及機器	10-15%
汽車	10-20%

安裝中之機器在完成及投產前概不會作出折舊準備。

出售或報廢資產所產生之盈虧乃根據該資產之出售所得款項與賬面值之差額計算，並計入收益表內。

財務報表附註

截至二零零二年三月三十一日止年度

1. 一般資料

本公司於一九九三年六月八日在百慕達註冊成立為獲豁免有限公司，其股份在香港聯合交易所有限公司（「聯交所」）上市。

本集團之主要業務為製造及銷售液晶體顯示器（「液晶體顯示器」）。本集團於年內終止製造及銷售電路版（「電路版」）。

2. 採納會計實務準則

於本年度，本集團首次採納若干項由香港會計師公會頒佈之新訂及經修訂會計實務準則（「會計實務準則」）。採納此等會計實務準則將導致本集團之會計政策有所改變。經修訂之會計政策載於附註3內。此外，新訂及經修訂會計實務準則已引入額外及經修訂之披露規定，並已於此等財務報表中採用。去年之比較數字及披露資料已予重列，以使呈列方式貫徹一致。採納此等新訂及經修訂會計實務準則已導致本集團之會計政策出現下列變動，並已影響本年度及過往期間所呈報之數據。

租賃

會計實務準則第14號（經修訂）「租賃」（「會計實務準則第14號」）已引入計算融資及經營租賃之基準及本集團租賃安排之披露規定之若干項修訂。所有本集團租賃安排之披露資料已予以修訂，以符合會計實務準則第14號之規定。比較數字已予以重列，以使呈列方式貫徹一致。

分類報告

於本年度，本集團已按會計實務準則第26號「分類報告」之規定改變須報告之分類資料之確認基準。截至二零零一年三月三十一日止年度之分類披露資料已予以修改，以使呈列方式貫徹一致。

3. 主要會計政策

財務報表根據原始成本法編製，並就投資物業重估作出修訂。此等財務報表乃按照香港一般採納之會計準則編製，所採用之主要會計政策茲列如下：

綜合基準

綜合財務報表乃將本公司及其附屬公司計至每年三月三十一日之財務報表合併計算。

年內收購或出售之附屬公司之業績，乃由收購生效日起或截至出售生效日止（視適用情況而定）列入綜合收益表。

集團內公司間之一切重大交易、結餘及現金流量均已於綜合賬目時撇銷。

	附註	二零零二年 千港元	二零零一年 千港元
融資	*28*		
發行股份所得款項		5,037	145,578
發行股份所需開支		–	(205)
融資所得現金流入淨額		5,037	145,373
現金及現金等值項目之增加		7,560	138,079
年初之現金及現金等值項目		163,854	25,775
年終之現金及現金等值項目		171,414	163,854
現金及現金等值項目結餘分析			
銀行結餘及現金		175,664	167,148
信託收據貸款		(4,250)	(1,111)
短期銀行貸款		–	(2,183)
		171,414	163,854

綜合現金流動表

截至二零零二年三月三十一日止年度

	附註	二零零二年 千港元	二零零一年 千港元
經營業務所得現金流入淨額	*26*	26,954	15,737
投資回報及融資償還			
已收利息		5,048	1,600
已付利息		(70)	(211)
投資回報及融資償還現金流入淨額		4,978	1,389
稅項			
已付香港利得稅		(7)	(8)
已退(已付)香港以外地區之稅項		58	(57)
稅項現金流入(流出)		51	(65)
投資活動			
購買物業、廠房及設備		(30,350)	(24,370)
出售物業、廠房及設備所得款項		545	14
出售附屬公司之已收定金		345	—
出售附屬公司所得款項	27	—	1
投資活動現金流出淨額		(29,460)	(24,355)
未計融資前之現金流入(流出)淨額		2,523	(7,294)

綜合資產負債表

於二零零二年三月三十一日

	附註	二零零二年 千港元	二零零一年 千港元
非流動資產			
物業、廠房及設備	*12*	93,310	87,038
投資物業	*13*	1,250	—
會所會籍債券	*16*	1,959	1,959
		96,519	88,997
流動資產			
存貨	*17*	73,519	94,039
貿易及其他應收款項	*18*	66,152	62,217
應收票據		903	161
銀行結存及現金		175,664	167,148
		316,238	323,565
流動負債			
貿易及其他應付款項	*19*	43,779	54,934
應付票據	*20*	1,711	2,894
應付稅項		251	193
銀行借款，無抵押	*21*	4,250	3,294
		49,991	61,315
流動資產淨值		266,247	262,250
		362,766	351,247
股本及儲備			
股本	*22*	208,713	203,676
儲備	*24*	154,053	147,571
		362,766	351,247

綜合收益表

截至二零零二年三月三十一日止年度

	附註	二零零二年 千港元	二零零一年 千港元
營業額	4及5	267,055	272,401
銷售成本		(230,013)	(239,449)
毛利		37,042	32,952
其他經營收入		11,185	8,103
銷售及分銷成本		(8,547)	(5,923)
行政費用		(29,213)	(29,090)
投資物業重估減少	13	(1,128)	–
已終止業務虧損	6	(2,793)	–
經營溢利	7	6,546	6,042
須於五年內全數償還之銀行借款利息		(57)	(224)
出售附屬公司之虧損		–	(6)
除税前溢利		6,489	5,812
税項	10	(7)	(8)
本年度純利		6,482	5,804
每股盈利	11		
基本		0.63港仙	0.80港仙
攤薄		0.63港仙	0.77港仙

除本年度之純利外，概無任何已確認之盈利或虧損。

1. 財務資料

(A) 截至二零零二年三月三十一日止三個年度之經審核財務業績概要

以下為摘錄自其經審核綜合財務報表之本集團截至二零零二年三月三十一日止三個年度之經審核合併業績概要：

	二零零二年 千港元	二零零一年 千港元	二零零零年 千港元
營業額	267,055	272,401	321,226
除税前溢利	6,489	5,812	4,635
税項	(7)	(8)	(139)
股東應佔溢利	6,482	5,804	4,496
股息	–	–	–
每股盈利(港仙)			
一 基本	0.63	0.80	0.71
一 攤薄	0.63	0.77	0.68

(B) 截至二零零二年三月三十一日止兩個年度之經審核財務業績概要

以下所載為摘錄自本公司截至二零零二年三月三十一日止年度之經審核綜合財務報表之本集團截至二零零二年三月三十一日止兩個年度各年之經審核綜合收益表、本集團於二零零二年及二零零一年三月三十一日之經審核綜合資產負債表及本集團截至二零零二年三月三十一日止兩個年度之經審核綜合現金流量報表。

本公司之核數師德勤•關黃陳方會計師行認為財務報表真實及公平地反映本公司及本集團於截至二零零二年三月三十一日止兩個年度各年之財政狀況。

估值證書

貴集團根據合約將予收購之香港物業

物業	概況及年期	佔用詳情	於二零零二年十月十六日現況下之資本值
香港畢打街20號會德豐大廈地下A室(連外牆),地庫A室及由地下直達地庫A室之樓梯 海傍地段99號A、C段及餘段以及海傍地段100號A、B段及餘段11022份之708份	該物業為一幢24層高商業大廈(另加一層地庫)地下之銀行(連外牆)及有關地庫。該大廈於1984年落成。 該物業之實用面積約為8,653平方呎(約803.9平方米),另加露天用地約31平方呎(約2.9平方米)。各層之實用面積如下: **單位**　**實用面積** 地下A　1,719平方呎 159.7(平方米) 地庫A　6,934平方呎 644.2(平方米) 合共　8,653平方呎 (803.9平方米) 該地段乃根據兩項政府租約持有,年期均由一八五五年十一月十六日起計999年。現時就海傍地段99號A、C段及餘段以及海傍地段100號A、B段及餘段所訂每年應付地租總額為210港元。	該物業現由登記業主用作銀行用途	190,000,000港元

附註:

1. 該物業之登記業主為花旗銀行。

2. 該物業受一份日期為二零零二年九月三十日,由億都科技有限公司(貴公司之全資附屬公司)提交予花旗銀行(賣方)之標書所制約。

3. 貴公司擬於所有權轉讓完成後將有關物業租回予花旗銀行,為期三年,月租為1,200,000港元(不包括政府差餉、空調費用及管理費,但包括地租,並可選擇按當時之公開市值租金續租一年)。此安排將包括在雙方將予簽署之補充協議內。

吾等之估值乃假定　貴集團於公開市場將物業權益出售時，並無憑藉遞延條款合約、合資經營、管理協議或任何類似安排，以影響物業權益之價值。

對有關物業作出估值（擬在補充協議中加入租回條款（見估值證書附註3））時，吾等已假設補充協議於估值日期已經達成相互協定並已簽署。吾等繼而採納之投資方法為將補充協議所指應收租金及參考近期可資比較之公開市值租金計算有關物業續租時可能收到之市值租金（考慮到最新市場租金於公開市場之競爭地位）撥充資本。

吾等在頗大程度上倚賴　貴集團提供之資料，並接納　貴集團就規劃批文、法定通告、地役權、年期、樓齡、建築平面圖、樓面面積及所有其他有關事項方面提供予吾等之資料。吾等並無理由質疑　貴集團提供予吾等之資料之真確性，而有關資料對估值十分重要。吾等亦獲　貴集團確認所提供之資料並無遺漏重大事項。

吾等曾在市區土地註冊處就有關物業查冊蒐集資料，然而，吾等並無查閱文件正本以核實業權，亦無確定是否存在任何租約修訂未載於提供予吾等之副本。一切文件及租約僅供參考，而所有尺寸、量度及面積亦僅為約數。

吾等曾視察物業外貌。然而，吾等並無進行結構測量，惟在視察過程中，並無發現任何嚴重損毀。然而，吾等無法呈報物業是否確無腐朽、蟲蛀或其他結構損毀。吾等並無對任何設施作任何測試。

吾等之估值並無考慮就物業所欠負之任何押記、按揭或債項，以及出售成交時可能產生之任何開支或稅項。除另有註明外，吾等假設該物業並無附帶可影響其價值之繁重負擔、限制及支出。

謹附奉吾等之估值證書。

此致

新界
葵涌
華星街2-6號
安達工業大廈7樓
億都（國際控股）有限公司
列位董事　台照

代表
黃開基測計師行有限公司
註冊專業測量師
董事（估值）
薩慧玲
M.R.I.C.S., A.H.K.I.S
謹啟

二零零二年十月十六日

附註：　薩慧玲小姐為英國特許測量師，在評估香港物業方面擁有逾十五年經驗。

黃開基測計師行有限公司
MEMFUS WONG SURVEYORS LIMITED
Surveyors • Valuers • Auctioneers • Estate Agents • Development Consultants • Property Management • Data Analysis

香港
皇后大道中31號
陸海通大廈
501及502室

敬啟者：

吾等遵照　閣下指示，對億都（國際控股）有限公司（「貴公司」）及／或其附屬公司（統稱「貴集團」）根據合約將予收購位於香港之物業（見隨附之估值證書」），吾等證實曾視察物業之外表，作出有關查詢及查冊，並收集吾等認為必需之其他資料，以向　閣下呈述吾等對物業權益於二零零二年十月十六日之公開市值之意見。

吾等對物業之估值乃指其公開市值，所謂「公司市值」，就吾等所下定義而言，為「對某項物業之權益於估值日在下列假設情況下以現金代價無條件出售之最高價格：

(a) 有自願賣方；

(b) 於估值日前，有一段合理時間（視乎物業性質及市況而定）對物業作適當推銷、協商價格及條款，並完成該項出售；

(c) 在任何較早之假定交換合約日期之市場狀況、價值水平及其他情況均與估值當日相同；

(d) 不考慮有特殊興趣之有意買家之任何追加出價；及

(e) 交易雙方均在知情、審慎及自願情況下進行交易。」

本集團之業務回顧及前景

本集團主要從事開發、製造及銷售液晶體顯示器之電子元件。本集團生產之大部份液晶體顯示器為用作計算機、鐘錶、電話及手提電子遊戲機部件之扭合向列型顯示器。其大部份客戶為中國及香港之半製成品及／或製成品製造商。

購買物業前，本集團擁有之物業賬面總值約為於二零零二年三月三十一日其總資產（約412,800,000港元）之約13,700,000港元。

下表概述本集團於截至二零零二年三月三十一日止兩個年度之經審核綜合業績：

	二零零二年	二零零一年
	千港元	千港元
營業額	267,055	272,401
股東應佔溢利	6,482	5,804
資產淨值	362,766	351,247

本集團將繼續勵行嚴謹之控制政策以控制成本、改善客戶服務及擴濶客戶基礎藉以增加市場佔有率。因現時大部份銷售均集中於香港及中國市場，故此本集團亦計劃拓展韓國、台灣、日本及美國等海外市場。

本集團亦將購置額外設施來取替舊有設施，以便生產高檔次之扭合向列型及超扭向列型顯示器。本集團亦計劃於二零零二年第四季開始生產液晶體顯示器模塊。

本集團亦將會研究其他審慎措施，以增加流動資金之回報。

其他資料

本通函各附錄載有其他資料，敬希垂注。

此致

列位股東　台照

承董事會命
億都（國際控股）有限公司
公司秘書
林錦祥

二零零二年十一月四日

(c) 租期：

緊接完成起計三年，可選擇按續租日期起之市值租金重續一年。

(d) 銀行擔保：

賣方於租期開始前發出相等於兩個月租金及服務費之款項，作為租戶不付租金及／或服務費之抵押。

條件

由於交易代價為於二零零二年三月三十一日本集團資產淨值之50.7%，因此根據上市規則，交易構成一項重大交易，須獲得股東批准，方可作實。根據上市規則第14.10條，有關批准可由持有超過50%證券面值之股東以書面方式批准。Antrix Investment Limited（本公司大比數股東，持有本公司已發行股本不少於66%）已根據上述14.10條就有關交易給予書面批准。因此該交易已成為無條件。

買方資金來源

本公司擬購買物業之資金其中不超過70%之購買價（即128,800,000港元）將以銀行借款（以物業作為抵押）撥付，餘額則以內部資源撥付。

完成

買賣協議將於二零零二年十一月三十日或之前完成。

購買物業之理由

於二零零二年三月三十一日，本集團之可動用現金為175,664,000港元。盈餘資金已存入銀行作為短期存款。本集團擬就部份盈餘資金物色其他回報率較高之投資機會。

購買物業將使本集團有較穩定之收入來源。預期物業產生之租金收入將足以應付任何因此而產生之按揭付款。

根據買賣協議，買方要約購買及賣方承約及同意出售物業，現金代價184,000,000港元。

根據買賣協議，買方須於買賣完成後同時將物業租回予賣方，並訂立售後租回協議。

代價

代價：　184,000,000港元

根據買賣協議，代價支付如下：

(a) 於遞交標書時首先支付5,520,000港元；

(b) 於二零零二年十月二十一日支付12,880,000港元；

(c) 於二零零二年十月二十五日再支付18,400,000港元；及

(d) 於完成時支付餘額147,200,000港元。

買賣物業之條款及條件乃於二零零二年九月三十日接獲標書後經過投標程序達成。買方提出之代價乃經考慮以下兩點後達致：

(a) 估值報告中物業之估值為190,000,000港元；及

(b) 售後租回協議之條款及條件。

董事認為達致代價之基準乃屬公平合理。

售後租回協議

(a) 訂約方：

業主：　買方；

租戶：　賣方。

(b) 租金：

每月1,200,000港元，不包括服務費及差餉。

YEEBO (INTERNATIONAL HOLDINGS) LIMITED
億都(國際控股)有限公司

(於百慕達註冊成立之有限公司)

執行董事:
方 鏗太平紳士(主席)
李國偉
林錦祥

獨立非執行董事:
田北俊議員GBS,JP
朱知偉

註冊辦事處:
Cedar House
41 Ceder Avenue
Hamilton HM 12
Bermuda

總辦事處及
主要營業地點:
香港
新界
葵涌
華星街2-6號
安達工業大廈
7樓

敬啟者:

有關購買物業之重大交易

緒言

董事於二零零二年十月十七日宣佈億都科技有限公司已訂立買賣協議,自花旗銀行購入物業。

本通函旨在載述購入物業之進一步詳情以及本集團之財務及其他資料。

買賣協議

日期: 二零零二年十月十七日
訂約方: 賣方及買方

賣方及其最終實益擁有人乃獨立第三方,與本公司或其任何附屬公司之任何董事、行政總裁或主要股東或彼等各自之聯繫人士概無關連。

「買方」	指	億都科技有限公司，本公司之全資附屬公司
「買賣協議」	指	賣方接納買方根據標書認購物業之建議而於二零零二年十月十七日訂立之協議，由日期為二零零二年十月十七日之補充協議所補充
「披露權益條例」	指	證券（披露權益）條例（香港法例第396章）
「股份」	指	本公司已發行股本每股面值0.20港元之股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「標書」	指	日期為二零零二年九月三十日之標書文件，由買方向賣方提交，以向其要約認購物業
「賣方」	指	花旗銀行，其並非本公司之關連人士（定義見上市規則）
「估值報告」	指	由黃開基測計師行於二零零二年十月十六日編製之估值報告

於本通函內，除文義另有所指外，下列詞語具有以下涵義：

「公佈」	指	本公司於二零零二年十月十七日就購買物業作出之報章公佈
「本公司」	指	億都（國際控股）有限公司，一家於百慕達註冊成立之公司，其證券於聯交所上市
「完成」	指	根據買賣協議完成物業之買賣
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港法定貨幣
「香港」	指	中國香港特別行政區
「液晶體顯示器」	指	液晶體顯示器
「最後可行日期」	指	二零零二年十一月一日，為確定本通函所載若干資料之最後可行日期
「售後租回協議」	指	有關物業之租賃協議，將由買方及賣方於完成同時簽署，有關表格已作為標書附錄隨附
「上市規則」	指	聯交所證券上市規則
「黃開基測計師行」	指	黃開基測計師行有限公司，一家獨立專業物業估值師
「中國」	指	中華人民共和國
「物業」	指	香港畢打街20號會德豐大廈地庫A室、地下A室（連外牆）及由地下直達地庫A室之樓梯，總實用面積約為8,593平方呎（798.3平方米），連同部份樓梯約60平方呎（5.6平方米）及約31平方呎（2.9平方米）之露天用地

目　錄

此乃要件　請即處理

閣下如對本文件任何方面或應採取之行動有**任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之億都（國際控股）有限公司股份全部**出售或轉讓**，應立即將本文件送交買主或承讓人，或送交經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

YEEBO (INTERNATIONAL HOLDINGS) LIMITED
億都（國際控股）有限公司

（於百慕達註冊成立之有限公司）

有關購買物業

之重大交易

二零零二年十一月四日